100 AKB

16001621

SEC
Mail Processing
Section
FEB 22 2016
Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HT Capital Securites, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Ave, 39th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs PC
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite 4 (Address) Marietta (City) GA (State) 30060 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Tardio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HT CAPITAL SECURITIES, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

LAURA VALENTI
Notary Public, State of New York
No. 01VE5056902
Qualified in Westchester County
Commission Expires March 11, 20 18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).*

HT CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2015
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HT CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
HT Capital Securities, LLC

We have audited the accompanying statement of financial condition of HT Capital Securities, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of HT Capital Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HT Capital Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of HT Capital Securities, LLC's financial statements. The supplemental information is the responsibility of HT Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

HT CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:		
Cash	$	11,646
Prepaid expense		4,469
TOTAL CURRENT ASSETS	$	16,115

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$	16,115

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

HT CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	$	5,000
OPERATING EXPENSES:		
Rent		36,000
Professional fees		35,239
IT services		5,400
Dues and subscriptions		3,492
Regulatory fees		8,562
Telephone		1,200
Insurance		1,200
Travel		572
Miscellaneous		32
Total expenses		91,697
NET LOSS	$	(86,697)

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

HT CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBER'S EQUITY, JANUARY 1	$	29,812
Net loss		(86,697)
Member contributions		73,000
MEMBER'S EQUITY, DECEMBER 31	$	16,115

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

HT CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:		
Net loss	$	(86,697)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in prepaid expense		1,948
Net cash used in operating activities		(84,749)
FINANCING ACTIVITES:		
Member contributions		73,000
Net cash prvoided by financing activities		73,000
NET DECREASE IN CASH		(11,749)
CASH AT BEGINNING OF YEAR		23,395
CASH AT END OF YEAR		11,646

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS

HT Capital Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded under the laws of the State of New York. The Company provides planning, structuring, marketing, capital- raising and other advisory services. It operates out of one office in New York City, NY. The Company is wholly-owned by its parent, HT Capital Advisors, LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company's policy is to record fees as they are earned based on the services provided or the closing of certain securities transactions. For revenues related to certain securities transactions, the revenue cycle may extend beyond one year.

Income Taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. As a result no federal, state or local income taxes are provided as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company's parent files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2012. The years 2012 to 2015 remain subject to examination by taxing authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in a checking account which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of December 31, 2015, no deposits exceeded the FDIC Insurance limit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with its parent company under which it is charged for its allocable share of office and other expenses. This expense amounted to $48,000 for the year ended December 31, 2015, which was contributed as capital by the parent.

4. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2015.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $11,646 which was $6,646 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0.00:1.

6. SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2015, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 15, 2016, the date the financial statements were issued.

HT CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 16,115
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid expense	(4,469)
NET CAPITAL	$ 11,646
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 6,646
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 5,646
Percentage of aggregate indebtedness to net capital	-

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2015.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securites. Under this exemption, the Company is not required to maintain a reserve account for the benefit of, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control or any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
HT Capital Securities, LLC

We have reviewed management's statements, included in HT Capital Securities, LLC Annual Exemption Report, in which (1) HT Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which HT Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) HT Capital Securities, LLC stated that HT Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. HT Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HT Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 15, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

HT CAPITAL SECURITIES, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

We, as members of management of HT Capital Securities, LLC (the Company) are responsible forcomplying with 17 C.F.R §240.17a-5,"Reports to be made by certain brokers and dealers". We haveperformed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5and theexemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on thisevaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Companyclaimed an exemption from 17 C.F.R§240.15c3-3:(k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to customers.

Stephen C. Tardio, President